Exhibit 99.1

Retalix Acquires Cornell Mayo Associates, a Leading Provider of
Store Systems for Top Tier Department Stores

With this acquisition Retalix continues to execute on its strategy and expands into high volume high complexity adjacent retail segments. Key Cornell Mayo customers include household names such as Saks
Fifth Avenue and Barnes & Noble.

RA'ANANA, Israel, September 5th, 2012 -- Retalix® Ltd. (Nasdaq:RTLX), a leading global provider of software and services for high volume, high complexity retailers, today announced that it has acquired Cornell Mayo Associates (“Cornell Mayo”), a U.S. based, leading provider of store systems serving top tier department stores and large specialty retailers.

Cornell Mayo, which was founded in 1981 and is deployed in nearly 4,000 stores, primarily in North America, will become a Retalix business unit and Retalix’s center of excellence for the department store retail segment. Gene Cornell, its founder, will continue to lead the business, which will retain its name and continue to provide the same superb level of service Cornell Mayo customers have come to expect.

 “As we have previously communicated, expansion into adjacent retail segments is a stated Retalix growth engine. This acquisition is yet another demonstration of Retalix’s strong focus on executing its strategy and is an additional milestone towards the realization of our long-term business goals,” says Shuky Sheffer, CEO of Retalix. “Retalix will benefit from Cornell Mayo’s deep domain expertise and longstanding relationships with top tier retailers, including such household names as Saks Fifth Avenue, Belk, Stage Stores and Barnes & Noble.”

“Cornell Mayo is likely to immediately benefit from synergies with Retalix,” says Gene Cornell, President of Cornell Mayo. “While we will continue to service our customers and nurture our deep, long-lasting customer relationships, I believe Retalix' complementary, industry leading software and services offerings, financial depth and global reach will open up a world of opportunities for Cornell Mayo employees and customers alike.”

Cornell Mayo’s market leadership is well recognized – seven of the top 21 department stores in the U.S. are Cornell Mayo customers. In the 2011 RIS Software LeaderBoard, Cornell Mayo ranked #1 in 22 of 25 total categories – more top rankings than any other vendor in the list – for the second year in a row, a strong demonstration of how Cornell Mayo’s customers value the support and service they receive from the company.

“We are very happy that we were able to bring this great company into our fold,” Sheffer said. “We are fully committed to Cornell Mayo’s existing customers and will work hard to ensure they gain significant advantage from this move. Further, we look forward to opening up new opportunities for Cornell Mayo both in North America and globally. We have said previously that we will support our strategy with targeted acquisitions and we expect to keep doing this as we move forward”

About Cornell Mayo Associates

Founded in 1981, Cornell Mayo Associates has developed a proven track record as a POS software provider, with a 100% success rate in store system implementations. The company’s solutions have gained the faith of some of the industry's best-known and most prestigious department store, high service and specialty retailers, including Barnes & Noble, Belk Department Stores, Bergdorf Goodman, Boscov's Dept. Stores, Eileen Fisher, Last Call, Liquor Control Board of Ontario, Neiman Marcus, New Brunswick Liquor Corporation, Saks Fifth Avenue, Off 5th and Stage Stores.

About Retalix

Retalix is a leading global provider of innovative software and services for high volume, high complexity retailers, including mass merchants, supermarkets, grocery and convenience stores, fuel stations, drugstores and department stores. Its product and service offerings help customers manage and optimize retail and supply chain operations, differentiate their brand and build consumer loyalty, while providing retailers with the flexibility and scalability to support ongoing business transformation and growth.

The company offers software solutions for POS (Point Of Sale), store, sales channel (including mobile and e-commerce), customer and marketing, merchandising and logistics management. Leveraging a multitude of deployment options, including cloud-based SaaS (Software-As-A-Service) delivery, Retalix serves a large customer base of approximately 70,000 stores, operating in excess of 400,000 checkout lanes, across more than 50 countries worldwide.

The company is headquartered in Ra'anana, Israel, with North American headquarters located in Plano, Texas. Retalix stock trades on NASDAQ and the Tel Aviv Stock Exchange.

For more information, visit http://www.retalix.com, the contents of which are not part of this press release. Follow Retalix on Twitter: @Retalix.

Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. Other company, product, service and brand names mentioned herein may be trademarks or registered trademarks of their respective owners.

Retalix safe harbor for forward-looking statements: except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, the statements regarding the successful combination of Retalix and Cornell Mayo Associates solutions and customers’ future benefit from such combination include forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements, or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's and Cornell Mayo Associates's anticipated future financial performance and growth, continued rollouts with existing customers, continued interest in Retalix's products, perception by leading retailers of Retalix's and Cornell Mayo Associates’s reputation, potential benefits to retailers, expansion into new geographic markets and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2011, for a discussion of these and other important risk factors. Except as required by law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements, that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

For corporate affairs:
Sarit Sagiv
Retalix Ltd.
+972-9-776-6618
Investors@retalix.com